NO ACT

PE
2-18-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10011732

April 20, 2010

David L. Boehnen
Executive Vice President
SUPERVALU INC.
Corporate Offices
P.O. Box 990
Minneapolis, MN 55440

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-20-10

Re: SUPERVALU INC.
Incoming letter dated February 18, 2010

Dear Mr. Boehnen:

This is in response to your letter dated February 18, 2010 concerning the shareholder proposal submitted to SUPERVALU by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Gerald R. Armstrong

*** FISMA & OMB Memorandum M-07-16 ***

April 20, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SUPERVALU INC.
Incoming letter dated February 18, 2010

The proposal requests the board to adopt a policy that provides shareholders the opportunity at each annual meeting to vote on an advisory resolution to ratify the compensation of the named executive officers listed in the Summary Compensation Table of the company's proxy statement.

There appears to be some basis for your view that SUPERVALU may exclude the proposal under rule 14a-8(i)(9). You indicate that matters to be voted on at the upcoming stockholders' meeting include a proposal sponsored by SUPERVALU seeking approval of a triennial advisory vote on executive compensation. We note that the proposal and the company's planned proposal both seek to establish advisory stockholder votes on executive compensation but differ as to the requested voting frequency. Accordingly, we will not recommend enforcement action to the Commission if SUPERVALU omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which SUPERVALU relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Corporate Offices
PO Box 990
Minneapolis, MN 55440

P 952.828.4000
www.supervalu.com

February 18, 2010

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: SUPERVALU INC. Proxy Statement – 2010 Annual Meeting – Proposal from Gerald R. Armstrong

Ladies and Gentlemen:

I am writing on behalf of SUPERVALU INC., a Delaware corporation ("SUPERVALU"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporate Finance ("Staff") of the Securities and Exchange Commission ("Commission") concur with SUPERVALU's view that, for the reasons stated below, the shareholder proposal (the "Stockholder's Proposal") submitted by Gerald R. Armstrong ("Proponent") may properly be omitted from SUPERVALU's Proxy Statement relating to the 2010 Annual Meeting of Stockholders ("2010 Proxy") to be distributed in connection with SUPERVALU's 2010 Annual Meeting of Stockholders.

This request is being submitted via electronic mail in accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008). A copy of this letter is also being sent to the Proponent as notice of SUPERVALU's intent to omit the Stockholder's Proposal from the 2010 Proxy. SUPERVALU intends to file the 2010 Proxy with the Commission on or about May 14, 2010. Accordingly, we are submitting this letter not less than eighty days before SUPERVALU intends to file its definitive proxy statement.

The Stockholder's Proposal

The Stockholder's Proposal requests that SUPERVALU's Board of Directors:

> adopt a policy that provides shareholders the opportunity at each annual meeting to vote on an advisory resolution, prepared by management, to ratify the compensation of the named-executive officers listed in the proxy statement's Summary Compensation Table.

A copy of the Stockholder's Proposal is attached hereto as Exhibit A.

Bases for Exclusion

SUPERVALU respectfully requests that the Staff concur with the company's view that it may exclude the Stockholder's Proposal from the 2010 Proxy pursuant to Rule 14a-8(i)(9) because the Stockholder's Proposal directly conflicts with one of SUPERVALU's own proposals to be submitted to stockholders at the same meeting. Alternatively, SUPERVALU respectfully requests that the Staff concur with the company's view that it may exclude the Stockholder's Proposal from the 2010 Proxy pursuant to Rule 14a-8(i)(3) and Rule 14a-9 because the Stockholder's Proposal contains materially false and misleading statements in violation of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Analysis

The Stockholder's Proposal may be excluded under Rule 14a-8(i)(9) because it directly conflicts with one of the Company's own proposals to be submitted to stockholders at the same meeting.

Rule 14a-8(i)(9) permits the exclusion of a proposal that directly conflicts with a company's proposal to be submitted to the stockholders at the same meeting. The Division has regularly permitted exclusion of stockholder proposals when stockholder-sponsored and company-sponsored proposals present alternative and conflicting decisions, which could result in inconsistent and ambiguous results. *See, e.g., Herley Industries, Inc.* (November 20, 2007); *H.J. Heinz Company* (April 23, 2007); and *AT&T Inc.* (February 23, 2007). The SEC has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." *Exchange Act Release No. 34-40018, note 27* (May 21, 1998). Further, proposals do not need to be expressly contrary to fall within the scope of Rule 14a-8(i)(9). *See SBC Communications* (February 2, 1996) ("*SBC*") (proposed formula for calculating bonus awards conflicted with management's proposed benefit plan).

The Staff has concurred in the exclusion of shareholder proposals requesting amendment of company bylaws to permit holders of 10% of a company's shares to call special meetings, when the company represents that it will seek shareholder approval of a bylaw amendment to provide for such a right at a 25% ownership threshold. *Becton Dickinson and Company* (November 12, 2009) and *H.J. Heinz Company* (May 29, 2009). The Staff has also concurred in the exclusion of shareholder proposals requesting amendment of company bylaws to permit holders of 10% of a company's shares to call special meetings, when the company represents that it will seek shareholder approval of a bylaw amendment to provide for such a right at a 40% ownership threshold. *International Paper Company* (March 17, 2009) and *EMC Corporation* (February 24, 2009). The Staff has agreed that companies may exclude shareholder proposals that requested the adoption of simple majority voting when a company indicated that it planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions from 80% to 60%. *H.J. Heinz Company* (April 23, 2007).

SUPERVALU intends to submit a proposal to stockholders at the 2010 Annual Meeting of Stockholders to provide stockholders with the opportunity to advise the Board as to whether SUPERVALU should conduct a triennial advisory vote on executive compensation beginning at the 2011 Annual Meeting of Stockholders (the "Company's Proposal"), a copy of which is attached hereto as Exhibit B.

The Company's Proposal seeks approval of an advisory vote on executive compensation every three years while the Stockholder's Proposal seeks approval of a vote every year. Additionally, the Company's Proposal seeks an advisory vote on the compensation policies and procedures as described in the "Compensation Discussion and Analysis" section of the proxy statement for that meeting, while the Stockholder's Proposal seeks an advisory vote on the compensation listed in the proxy statement's Summary Compensation Table.

Stockholders are entitled to consider matters proposed by the Company in a well-organized and coherent manner. The Stockholder's Proposal directly conflicts with the Company's Proposal. A three-year vote cycle directly conflicts with an annual vote cycle, as does the fact that the proposals seek approval of different forms of compensation-related disclosure. Even though the Stockholder's Proposal differs from the Company's Proposal regarding the vote cycle and the form of compensation to be ratified, the proposals both relate to the same subject matter, "Say on Pay." The Staff has found that proposals need not be expressly contrary to fall within the scope of Rule 14a-8(i)(9). Additionally, the Staff has consistently found that stockholder proposals that conflict with a company's proposal may be properly omitted pursuant to Rule 14a-8(i)(9), even if they are not "identical in scope or focus. Consequently, the inclusion of both the Stockholder's Proposal and the Company's Proposal in the 2010 Proxy would present our stockholders with alternative and conflicting decisions on the same subject matter, which could lead to an inconsistent and ambiguous result.

As a result, since the Stockholder's Proposal directly conflicts with the Company's Proposal, SUPERVALU respectfully requests that the Staff concur with SUPERVALU's opinion that it may exclude the Stockholder's Proposal from the 2010 Proxy pursuant to Rule 14a-8(i)(9).

The Stockholder's Proposal may be excluded pursuant to Rule 14a-8(i)(3) and Rule 14a-9 because the Stockholder's Proposal contains materially false and misleading statements in violation of the Exchange Act.

SUPERVALU believes that the Stockholder's Proposal may be properly excluded from its proxy materials for the 2010 Annual Meeting because the Stockholder's Proposal contains materially false and misleading statements in violation of Rule 14a-9 and Rule 14a-8(i)(3) of the Exchange Act. Rule l4a-8(i)(3) provides that an issuer may exclude a shareholder proposal from its proxy materials if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." SUPERVALU believes that the Proponent's supporting statement to the Stockholder's Proposal is materially false and misleading. Furthermore, SUPERVALU believes that this Stockholder's Proposal and supporting statement "will require detailed and extensive editing in order to bring them into compliance with the proxy rules." Accordingly, SUPERVALU respectfully requests that the Staff "find it appropriate for [SUPERVALU] to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Staff Legal Bulletin No. 14 (July 13, 2001).

Alternatively, should the Staff determine that the entire Stockholder's Proposal and supporting statement are not excludable, we urge the Staff to permit exclusion of the supporting statement, or at a minimum, the substantial portions of the supporting statement that are clearly in contravention of Rules 14a-8(i)(3) and 14a-9, as discussed below. Concurring in this view would be in line with the position the Staff has taken in the past in several no action letters, including *CCBTBancorp, Inc.* (April 20, 1999), in which the Staff allowed the entire supporting statement of a proposal to be omitted on the basis that it was false and misleading, and *Maytag Corporation* (March 14,2002), in which the Staff required portions of the supporting statement to be deleted as being materially false and misleading. See also, *Northrop Grumman Corporation* (March 22, 2002) (requiring various statements to be deleted); *Xcel Energy Inc.* (April l, 2003) (requiring various statements to be deleted); and *General Electric Company* (January 27, 2004) (requiring several paragraphs and various other statements to be deleted).

The supporting statement contains several statements that are at worst materially false and at best materially misleading. Proponent has made the following statements in support of the Stockholder's Proposal which have no basis in fact, are inconsistent with information SUPERVALU has, or omits to state relevant information, and which SUPERVALU considers to be false and misleading in violation of the Commission's proxy rules:

- ***The share numbers and percentages, as well as the value of those shares, are not correct.*** Proponent claims that "shareholders owning 75,504,716 shares –52.73% of shares voted, worth $1,003,675,74 on the meeting date, were voted in favor of this proposal." The Proponent has stated the wrong number of shares voted in favor of the proposal, and has overstated the percentage of shares voted in favor of the proposal, at last year's annual meeting. As disclosed in Part II, Item 4 to our Quarterly Report on Form 10-Q for the quarterly period ended June 20, 2009, 84,232,409 shares were voted for the proposal, out of 163,814,631 shares voted for or against, or abstentions on the proposal, representing 51.4%. The closing market price on the meeting date, June 25, 2009, was $13.29. Thus, the value of the shares voted for the proposal was $1,119,448,716 out of a total value of $3,056,642,534 for all shares outstanding on the record date for the 2009 Annual Meeting of Stockholders.

- ***Certain of the numbers provided in the Statement supporting the Stockholder's Proposal are inaccurate.*** Proponent lists the annual bonus amount for Craig Herkert, SUPERVALU's Chief Executive Officer, as being 150% to 300% of base salary. This is incorrect. As stated in our Current Report on Form 8-K filed May 6, 2009, Mr. Herkert's potential annual bonus ranges from 0% to 300% of base salary, or from $0 to $2,550,000, based SUPERVALU's performance against targets established by the Executive Personnel and Compensation Committee of the Board of Directors for corporate net earnings, corporate cash flow and diversity. Additionally, Proponent lists only the "target payout level" and "actual value" for the Long-Term Incentive Plan Award that Mr. Herkert is eligible for. This information is misleading when taken out of context as Mr. Herkert is eligible to receive an award of between $0 and $4 million based on SUPERVALU's performance for the fiscal 2010-2012 performance period. Finally, the Proponent glosses over the fact that Mr. Herkert is the new Chief Executive Officer who was hired as an outside candidate. As a result, the Board felt that the compensation package offered to Mr. Herkert was within the range of competitive salaries, reasonable when compared to other executives at the Company and would likely be sufficient to attract him to the Company from his prior employer.

- ***Several of the items listed under the following statement "SuperValu's executive compensation feast not only includes entrees of salary and bonus, it adds appetizers, hors d'oeurves, and desserts which include:" are repetitive or are not benefits offered by SUPERVALU.*** The Proponent has included duplicative items, benefits provided for all employees and benefits that are no longer provided by SUPERVALU in his portrayal of the "executive compensation feast." Therefore, this portion of the supporting statement is materially false and misleading. For example, "Stock Awards" and "Restricted Stock Awards" are listed in the second and sixth bullets, respectively. These items are redundant. In addition, "Retirement Programs" in the seventh bullet is duplicative of the following items: (i) "Supplemental Executive Retirement Programs" in the eighth bullet, (ii) "Excess Benefits Program" in the ninth bullet and (iii) "Pension Plan" in the twelfth bullet. Furthermore, reference to "Income Tax Gross-Up Payments" in the tenth bullet is false as SUPERVALU announced in our Current Report on Form 8-K filed on June 12, 2009 that it would be amending its policy to eliminate tax gross ups related to personal use of the corporate airplane, the only situation where tax gross up were paid. As noted in the proxy statement for the 2009 Annual Meeting of STockholders, certain former Albertsons officers received tax gross ups through a program that was previously discontinued on June 30, 2008. The "Pension Plan" listed in the twelfth bullet is a broad-based plan that does not provide separate benefits to executives. Finally, "401(k) Plan contributions" discussed in the thirteenth bullet are available to all employees that participate in the SUPERVALU STAR 401(k) Plan, and are therefore, not separate benefits provided to any of the executives. Therefore, there are multiple items in the "executive compensation feast" section that should be eliminated because they are incorrect or are duplicative of other items listed in the section and thus will cause stockholder confusion.

As described above, the Proponent incorrectly sets forth the voting results on the "Say on Pay" proposal at our 2009 Annual Meeting of Stockholders, inaccurately describes the compensation package offered to Mr. Herkert to incent him to join SUPERVALU and offers an innacurate list of benefits identified as an "executive compensation feast." Therefore, the supporting statement in the Stockholder's Proposal exaggerates the compensation package offered to Mr. Herkert and the benefits that are provided to executives and, as a result, the supporting statement is materially false and misleading.

SUPERVALU believes that the Stockholder's Proposal and supporting statement may be omitted in its entirety because the "supporting statement will require detailed and extensive editing in order to bring [it] into compliance with the proxy rules." Requiring SUPERVALU to correct the many false and misleading statements contained in the supporting statement would result in a lengthy discussion having nothing to do with, and detracting from, the merits of requiring a company to seek annual stockholder ratification of executive compensation. Moreover, attempting to bring the supporting statement into compliance by eliminating inaccurate and misleading text from the supporting statement, and retaining the remaining untainted text, would not serve a significant purpose, as the remaining text would no longer support the Proponent's general premise and thus would not be useful to stockholders in evaluating the Stockholder's Proposal.

As a result, since the Stockholder's contains materially false and misleading statements in violation of the Exchange Act, SUPERVALU respectfully requests that the Staff concur with SUPERVALU's opinion that it may exclude the Stockholder's Proposal from the 2010 Proxy pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

Conclusion

For the foregoing reasons, SUPERVALU respectfully requests that the Staff concur with SUPERVALU's opinion that it may exclude the Stockholder's Proposal from its 2010 Proxy under Rule 14a-8(i)(9). Alternatively, for the foregoing reasons, SUPERVALU respectfully requests that the Staff concur with SUPERVALU's opinion that it may exclude the Stockholder's Proposal from its 2010 Proxy under Rule 14a-8(i)(3) and Rule 14a-9.

If you have any questions or require additional information, please contact me at (952) 828-4151.

Sincerely,



David L. Boehnen

Executive Vice President

EXHIBIT A

RECEIVED

JAN 11 2010

LEGAL DEPARTMENT

FISMA & OMB Memorandum M-07-16

January 8, 2010

SUPERVALU INC.
Attention: Corporate Secretary
Post Office Box 990
Minneapolis, Minnesota 55440

Greetings

Pursuant to Rule 14a-8 of the Securities and Exchange Commission, this letter is formal notice to the management of SUPERVALU INC., at the coming annual meeting in 2010, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 350 shares, shares which I intend to own for all of my life, will cause to be presented from the floor of the meeting, the attached resolution.

I will be pleased to withdraw the resolution if sufficient actions are taken by the Board of Directors to fulfil the objectives of the proposal.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"



Gerald R. Armstrong, Shareholder

Express Mail No. EH 828745743 US

RESOLUTION

That the shareholders of SUPERVALU INC. request its Board of Directors to adopt a policy that provides shareholders the opportunity at each annual meeting to vote on an advisory resolution, prepared by management, to ratify the compensation of the named-executive officers listed in the proxy statement's Summary Compensation Table.

The proposal submitted to shareholders should clearly state that the vote is non-binding and would not affect any compensation paid or awarded any named-executive officer.

STATEMENT

In last year's annual meeting, shareholders owning 75,504,716 shares--52.73% of shares voted, worth $1,003,457,675,74 on the meeting date, were voted in favor of this proposal. Management has failed, however, to adopt it.

As a shareholder, I remain concerned about the levels of compensation paid executives when earnings appear diminished.

The following summarizes compensation of SuperValu executives:

Craig Herkert, the new President/CEO is to receive:

Annual base compensation	$ 850,000
Annual bonus: 150% to 300% of base salary--$1,275,000 to $2,550,000	
Non-qualifed stock option	$ 2,000,000 (value)
One-time restricted stock award	$ 5,000,000 (value)
Corporation's Long-Term Incentive Plan Award (in target payout value)	$ 2,000,000 in stock and cash and an actual value of $4,000,000

Other officers:

	2009	2008	2007
Jeffrey Noddle	$ 7,450,430	$ 9,378,805	$ 11,896,091
Michael Jackson	2,926,297	3,444,596	2,987,377
Pamela Knous	1,785,802	2,932,968	2,191,136
Duncan MacNaughton	1,898,339	2,676,704	
Kevin Tripp	1,972,024	2,865,122	

The proxy statement lists "Towers Perrin" as compensation consultant and reports that the Compensation Committee and the consultant reviewed the compensation of twenty-five other corporations.

As noted by former CEO Jerry Levin of Time Warner, "I think it is time to reloock at exactly how CEOs are paid." He blasted compensation consultants for making decisions based on "another CEO who may not be worth the $10,000,000 he or she is getting."

SuperValu's executive compensation feast not only includes entrees of salary and bonus, it adds appetizers, hors d'oeurves, and desserts which include:

--Stock Options
--Stock Awards
--Golden Parachutes
--Golden Coffins
--Deferred Compensation
--Restricted Stock Awards
--Retirement Programs
--Supplemental Executive Retirement Programs
--Excess Benefits Program
--Income Tax Gross-Up Payments
--Use of corporate aircraft
--Pension Plan
--401(k) Plan contributions

The proponent believes that "enough is enough" and at SuperValu "enough has become too much" and would like to vote on this issue. If you agree, please vote "FOR" this proposal.